# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Gossamer Bio, Inc., CIK 0001728117
CUSIP: 38341P201
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 3115 Merryfield Row, Suite 120, San Diego, California (CA), 92121
Date of event which requires filing of this statement: 09/24/2026
Amends the filing with accession number 0001104659-26-073089
Filed by CIK 0001009268
Persons authorized to receive notices and communications: D. E. Shaw & Co., L.P., Legal & Compliance, Two Manhattan West,, 375 Ninth Ave., 52nd Floor, New York, New York (NY), 10001, 212-478-0000

## Reporting persons
- D. E. Shaw Valence Portfolios, L.L.C. (CIK 0001294704): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 296,858; sole dispositive power 0; shared dispositive power 296,858; aggregate amount beneficially owned 296,858 (4.9% of the class)
  Comment: i) As further described in Item 5, D. E. Shaw Valence Portfolios, L.L.C. ceased to be the beneficial owner of more than 5 percent of the class of securities on September 24, 2026.
  
  ii) The number of shares beneficially owned by each Reporting Person reported herein reflects the Issuer's 1-for-80 reverse stock split, which became effective at 11:59 p.m. Eastern Time on September 10, 2026 (the "Reverse Stock Split"), as disclosed in the Issuer's Form 8-K filed with the Securities and Exchange Commission (the "SEC") on September 9, 2026. See Item 5(a) for further detail.
- D. E. Shaw & Co., L.L.C. (CIK 0001277502): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 312,048; sole dispositive power 0; shared dispositive power 312,048; aggregate amount beneficially owned 312,048 (5.1% of the class)
  Comment: The number of shares beneficially owned by each Reporting Person reported herein reflects the Issuer's Reverse Stock Split, as disclosed in the Issuer's Form 8-K filed with the SEC on September 9, 2026. See Item 5(a) for further detail.
- D. E. Shaw & Co., L.P. (CIK 0001009268): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 312,048; sole dispositive power 0; shared dispositive power 312,048; aggregate amount beneficially owned 312,048 (5.1% of the class)
  Comment: The number of shares beneficially owned by each Reporting Person reported herein reflects the Issuer's Reverse Stock Split, as disclosed in the Issuer's Form 8-K filed with the SEC on September 9, 2026. See Item 5(a) for further detail.
- David E. Shaw (CIK 0001023870): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 312,048; sole dispositive power 0; shared dispositive power 312,048; aggregate amount beneficially owned 312,048 (5.1% of the class)
  Comment: The number of shares beneficially owned by each Reporting Person reported herein reflects the Issuer's Reverse Stock Split, as disclosed in the Issuer's Form 8-K filed with the SEC on September 9, 2026. See Item 5(a) for further detail.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value per share
Name of issuer: Gossamer Bio, Inc.
Address of issuer's principal executive offices: 3115 Merryfield Row, Suite 120, San Diego, California (CA), 92121
Comment:
Introductory Note:

This Amendment No. 4 to Schedule 13D ("Amendment No. 4") is filed by and on behalf of each of the Reporting Persons to amend and supplement the Schedule 13D related to the Common Shares of the Issuer previously filed by the Reporting Persons with the SEC on June 11, 2026, as amended and supplemented by Amendment No. 1 to Schedule 13D filed on July 1, 2026, by Amendment No. 2 to Schedule 13D filed on July 24, 2026, and by Amendment No. 3 to Schedule 13D filed on August 24, 2026 (as amended, the "Schedule 13D"). Each capitalized term used and not defined herein shall have the meaning assigned to such term in the Schedule 13D. Except as provided herein, each Item of the Schedule 13D remains unchanged.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following at the end of the section entitled "Voting Agreements":

On July 14, 2026, shareholders approved the Shareholder Proposals (i) through (iv). Subsequently, as disclosed in the Issuer's Form 8-K filed with the SEC on September 9, 2026, the Issuer effected the Reverse Stock Split.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is hereby amended and restated as follows:

(a) - (b) In connection with the Reverse Stock Split, on September 11, 2026, the Reporting Persons received 1 Common Share in exchange for every 80 Common Shares directly held by them as of the close of business on September 10, 2026. Based upon the Issuer's definitive proxy statement, filed with the SEC on September 16, 2026, there were 6,116,391 Common Shares issued and outstanding as of September 14, 2026.

Common Shares are beneficially owned by Valence and Cogence. Each of Valence and Cogence is a Delaware limited liability company and has its business address and principal office at Two Manhattan West, 375 Ninth Avenue, 52nd Floor, New York, NY 10001.

The 296,858 Common Shares beneficially owned by Valence (the "Valence Shares") represent approximately 4.9% of the outstanding Common Shares. The 15,190 Common Shares beneficially owned by Cogence (the "Cogence Shares") represent approximately 0.2% of the outstanding Common Shares.

Valence has the power to vote or direct the vote of (and the power to dispose or direct the disposition of) the Valence Shares. Cogence has the power to vote or direct the vote of (and the power to dispose or direct the disposition of) the Cogence Shares.

DESCO LP, as the investment adviser of Valence and Cogence, may be deemed to have the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, 312,048 Common Shares.

DESCO LLC, as the manager of Valence and Cogence, may be deemed to have the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, 312,048 Common Shares.

As general partner of DESCO LP, DESCO Inc. may be deemed to have the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, 312,048 Common Shares.

As managing member of DESCO LLC, DESCO II, Inc. may be deemed to have the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, 312,048 Common Shares.

None of DESCO LP, DESCO LLC, DESCO Inc., or DESCO II, Inc. owns any Common Shares directly, and each such entity disclaims beneficial ownership of any Common Shares.

Dr. Shaw does not own any Common Shares directly. By virtue of Dr. Shaw's position as President and sole shareholder of DESCO Inc., which is the general partner of DESCO LP, which in turn is the investment adviser of Valence and Cogence, and by virtue of Dr. Shaw's position as President and sole shareholder of DESCO II, Inc., which is the managing member of DESCO LLC, which in turn is the manager of Valence and Cogence, Dr. Shaw may be deemed to have the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, the 312,048 Common Shares as described above constituting 5.1% of the outstanding Common Shares, and, therefore, Dr. Shaw may be deemed to be the beneficial owner of such Common Shares. Dr. Shaw disclaims beneficial ownership of any Common Shares.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Schedule 13D is hereby amended and supplemented as follows:

See Item 5(a) of Amendment No. 4 to the Schedule 13D.
Transactions in the class effected during the past sixty days:
Item 5(c) of the Schedule 13D is hereby amended and supplemented as follows:

Schedule I to Amendment No. 4, which is incorporated by reference into this Item 5(c) as if restated in full herein, describes all of the transactions in Common Shares by the Reporting Persons and/or any affiliates of the Reporting Persons since Amendment No. 3.
Other persons with the right to receive dividends or sale proceeds:
Item 5(d) of the Schedule 13D is hereby amended and supplemented as follows:

To the best of the Reporting Persons' knowledge, no person other than the Reporting Persons or their affiliates has the right to receive or power to direct the receipt of dividends from, or proceeds from the sale of, the 312,048 Common Shares, except for such rights and powers as the corresponding investors in Valence and Cogence.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: On September 24, 2026, Valence ceased to be the beneficial owner of more than 5 percent of the class of securities.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following at the end of the second paragraph:

As a result of the Reverse Stock Split, Valence and Cogence maintain open short positions referencing 44,364 and 2,290 Common Shares, respectively.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit 99.1 - Schedule I (Transactions in the Securities of the Issuer Since Amendment No. 3)

Exhibit 99.2 - Power of Attorney, granted by David E. Shaw relating to D. E. Shaw & Co., Inc., in favor of the signatories hereto, among others, dated August 1, 2024.

Exhibit 99.3 - Power of Attorney, granted by David E. Shaw relating to D. E. Shaw & Co. II, Inc., in favor of the signatories hereto, among others, dated August 1, 2024.

Exhibit 99.4 - Joint Filing Agreement, by and among the Reporting Persons, dated September 28, 2026.

Exhibit 99.5 - Transaction Support Agreement with the Issuer, dated May 18, 2026, incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Issuer on May 18, 2026. (https://www.sec.gov/Archives/edgar/data/1728117/000172811726000036/goss-20260518xexx101xtsa.htm)

Exhibit 99.6 - Form of Voting Agreement, dated May 18, 2026, incorporated by reference herein to Exhibit 10.2 to the Form 8-K filed by the issuer on May 18, 2026. (https://www.sec.gov/Archives/edgar/data/1728117/000172811726000036/goss-20260518xexx102xformo.htm)

Exhibit 99.7 - Indenture governing Senior Secured First Lien Convertible Notes due 2030, incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Issuer on June 5, 2026. (https://www.sec.gov/Archives/edgar/data/1728117/000172811726000045/goss-20260604xexx101inde.htm)

Exhibit 99.8 - Purchase Warrant Agreement, dated June 4, 2026, incorporated by reference herein to Exhibit 10.3 to the Form 8-K filed by the issuer on June 5, 2026. (https://www.sec.gov/Archives/edgar/data/1728117/000172811726000045/goss-20260604xexx103warr.htm)

## Signatures
- D. E. Shaw Valence Portfolios, L.L.C.: /s/ Daniel R. Marcus, Daniel R. Marcus / Authorized Signatory (09/28/2026)
- D. E. Shaw & Co., L.L.C.: /s/ Daniel R. Marcus, Daniel R. Marcus / Authorized Signatory (09/28/2026)
- D. E. Shaw & Co., L.P.: /s/ Daniel R. Marcus, Daniel R. Marcus / Chief Compliance Officer (09/28/2026)
- David E. Shaw: /s/ Daniel R. Marcus, Daniel R. Marcus / Attorney-in-Fact for David E. Shaw (09/28/2026)